UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 (Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 1-12162

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

 BorgWarner Inc. Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BorgWarner Inc.
3850 Hamlin Road
Auburn Hills, MI 48326

BorgWarner Inc.
Retirement
Savings Plan
Financial Statements as of December 31, 2021 and
2020, and for the Year Ended December 31, 2021,
Supplemental Schedule as of December 31, 2021,
and Report of Independent Registered Public
Accounting Firm

BORGWARNER INC. RETIREMENT SAVINGS PLAN

Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2021	5

Notes to Financial Statements	6

Supplemental Schedule:

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	15

Signatures and Exhibit Index	16

Note:
All other schedules required by section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted due to the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
BorgWarner Inc. Retirement Savings Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of BorgWarner Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The accompanying Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2021 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2021.

Southfield, Michigan
June 21, 2022

BORGWARNER INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2021 AND 2020
(in thousands)

	2021	2020
ASSETS:
Investments, at fair value	$1,929,020	$1,458,254

Receivables:
Participant contributions	330	363
Company contributions	218	248
Notes receivable from participants	12,517	14,286
Due from Delphi Technologies Salaried Retirement Savings Program	—	295,835
Total receivables	13,065	310,732

Total assets	1,942,085	1,768,986

LIABILITIES:
Accrued liabilities	62	89

NET ASSETS AVAILABLE FOR BENEFITS	$1,942,023	$1,768,897

See accompanying notes to financial statements.

BORGWARNER INC. RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2021
(in thousands)

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$243,641
Dividend and interest income	8,165
Total investment income	251,806

Contributions:
Participants	62,698
Company	41,750
Total contributions	104,448

Interest income on notes receivable from participants	630
Total additions	356,884

DEDUCTIONS:
Benefit payments	182,746
Administrative expenses	1,012
Total deductions	183,758

NET INCREASE	173,126

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	1,768,897

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$1,942,023

See accompanying notes to financial statements.

BORGWARNER INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEAR ENDED DECEMBER 31, 2021
__________________________________________________________________________________

1.DESCRIPTION OF PLAN

The following description of the BorgWarner Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General - The Plan was established on January 27, 1993 as a defined contribution plan under Section 401(a) of the Internal Revenue Code (“IRC”), designed to provide eligible employees of BorgWarner Inc. (the “Company”) with systematic savings and tax advantaged long-term savings for retirement.
The Company is the sponsor of the Plan and has assigned the Employee Benefits Committee (the “Committee”) to oversee the Plan.
The Company appointed Vanguard Group, Inc. and Vanguard Fiduciary Trust Company (the “Trustee”) to perform the administrative, investment managing, recordkeeping, and trustee services for the Plan.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Delphi Technologies Plan Merger - On October 1, 2020, the Company completed its acquisition of 100% of the outstanding ordinary shares of Delphi Technologies PLC (“Delphi Technologies”). The Company became the sponsor of the Delphi Technologies Salaried Retirement Savings Program (“Delphi Technologies Savings Plan”), effective October 1, 2020.
On December 31, 2020, the Delphi Technologies Savings Plan was amended to merge into the Plan and provided that the assets attributable to the Delphi Technologies Savings Plan be transferred and merged with those of the Plan effective as of December 31, 2020. Assets totaling $372 million were transferred into the Plan, of which $296 million of cash-in-transit was recorded as Due from Delphi Technologies Salaried Retirement Savings Program in the Statement of Net Assets Available for Benefits as of December 31, 2020. On the merger date, each of the Delphi Technologies Savings Plan’s participants had an accrued benefit in the Plan that was no less than their accrued benefit under the Delphi Technologies Savings Plan immediately prior to the merger. Effective January 1, 2021, the Plan was amended to incorporate certain provisions of the Delphi Technologies Savings Plan.

Eligibility - Non-union employees of the Company, and employees of its divisions, subsidiaries, or affiliates that have adopted the Plan, subject to the consent of the Committee, are immediately eligible to make employee contributions as of their date of hire and receive a Company matching contribution as of the deferral date. Additionally, employees are eligible for Company Retirement Account contributions after 60 days of employment with the Company.
Hourly employees at the Ithaca, New York facilities (“Ithaca”) covered by the collective bargaining agreement between the Company and the International Brotherhood of Teamsters Local 317 become eligible in the Plan upon completion of 60 days of employment and are eligible for Company matching contributions as of the deferral date. Additionally, Ithaca hourly employees are eligible for Company Retirement Account contributions after six months of employment.

Participants’ Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions and rollovers, the Company's contributions, an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan expenses and losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account, including:
Company Retirement Account - The Company makes contributions as a percentage of a participant's compensation, based on years of vested service and age, to this account on behalf of each eligible participant. The first 3% of this compensation is characterized as a non-elective safe harbor contribution, except for Ithaca hourly employees.
For Ithaca hourly employees, the Company contributes an amount to this account for each hour worked or for which employees receive holiday, vacation, jury duty, bereavement, or bonus pay based on years of service, and range from $0.63 per hour to $1.04 per hour for the year ended December 31, 2021. No employee contributions are made to this account.
Savings Account - Participants may voluntarily contribute from 1% to 70% of their eligible compensation to this account on a pre-tax, Roth after-tax or traditional after-tax basis, subject to IRC limitations. New employees, excluding Ithaca hourly employees, are automatically enrolled at 6% pre-tax upon completing 60 days of service, unless they elect not to participate or they elect a different percentage rate. Additionally, non-highly compensated participant contributions automatically increase by 2% each year thereafter to a maximum of 15%, unless the participant chooses to opt out. Highly compensated employee company retirement contributions are capped at 9% of the participating compensation limit for each plan year. For Ithaca hourly employees, the pre-tax contribution rate will increase by 1% as of the first payroll date following each September 1st, to a maximum of 10% of their compensation, unless the participant chooses to opt out.
Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. These contributions are also subject to annual IRC limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes contributions before-tax and/or Roth after-tax contributions dollar for dollar, up to 3% of the participant’s eligible compensation. The Company matching contributions become 100% vested after an employee has completed three years of service.
Retiree Health Account - Participants may voluntarily contribute from 1% to 3% of their compensation to this account. The Company makes contributions equal to 100% of participants’ contributions to this account, limited to $500 per year. No after-tax contributions are allowed. Similarly, the Company provides a Retiree Health Account for Ithaca hourly employees, after the collective bargaining agreement’s applicable waiting periods.
Investment Options - Participants elect to invest their account balances into various investment options offered by the Plan, including collective trust funds, mutual funds, money market funds, and BorgWarner Inc. common stock.

In addition, to the extent they were invested as of December 31, 2020, former participants of the Delphi Technologies Savings Plan could invest in a self-directed brokerage account option. The self-directed brokerage account option was closed by the Plan on June 30, 2021. Any securities held within the brokerage accounts were auto-liquidated on July 1, 2021 and the proceeds were invested in the appropriate Vanguard Target Retirement Trust II fund based on the participants age with the target date closest to the year they turn age 65.

Voting Rights - Each participant who has an interest in the BorgWarner Company Stock Fund is entitled to exercise voting rights attributable to the shares allocated to his or her stock fund account and is notified by the Trustee, as defined by the Plan, prior to the time that such rights are to be exercised. If the Trustee does not receive timely instructions, the Trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants.

Vesting - Participant’s are immediately vested in their contributions and the non-elective safe harbor Company contributions plus actual earnings thereon. Vesting in all other Company contributions occurs after three years of service commencing at the date of hire; or permanent disability, death, or attaining age 65 provided the participant is employed by the Company on that date.
Payment of Benefits - On termination of service due to death, disability, or retirement, depending on the type of distribution, a participant may elect to receive a lump-sum payment, periodic installments or partial payments. There are also minimum distributions that are required under the IRC after a participant reaches a certain age.

Participants may request an in-service withdrawal or a hardship withdrawal under the following circumstances:

In-service Withdrawal - for non-hardship withdrawals, a participant under the age of 59 ½ can request a withdrawal of all or a portion of the participant’s after-tax employee contributions, rollovers, and pre-1988 Company matching contributions (including earnings). A participant under the age of 59 ½ is not limited to a number of in-service non-hardship withdrawals in any calendar year. A participant who attained age 59 ½ may request a withdrawal of all or any portion of their vested balance and are not limited to a number of in-service non-hardship withdrawals in any calendar year.

Hardship Withdrawal - a participant who has not attained age 59 ½ may request a hardship withdrawal from all employee-contributed balances, including rollovers and pre-1988 Company matching contributions. A participant may not make more than a total of two hardship withdrawals in any calendar year. Due to a Plan amendment effective January 1, 2019, a participant's payroll deduction that was previously suspended due to a hardship withdrawal have been reinstated.

These withdrawals may be subject to a 10% federal income tax penalty, and participants or beneficiaries failing to receive a minimum distribution during a calendar year are subject to an additional tax equal to 50% of the difference between the minimum distribution and the amount the recipient actually received. Each withdrawal shall be made ratably from the investment funds in which the applicable account is invested.

In response to the COVID-19 pandemic (“COVID-19”), on March 27, 2020, the U.S. Federal Government enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The Plan adopted certain provisions of the CARES Act that provided temporary relief for eligible plan participants, such as, penalty-free distributions of up to $100,000 on or before December 31, 2020 for qualifying COVID-19 related reasons and permitted a waiver on required minimum distributions in 2020.

Notes Receivable from Participants - Participants may borrow a minimum of $500 and a maximum of the lesser of (a) 50% of the vested balance or (b) $50,000 reduced by the highest outstanding loan balance in the last 12 months. Available sources from which the participant may borrow include employee-contributed balances within the Savings Account and Retiree Health Account, and any qualified non-elective contributions.
Notes receivable terms generally range from six months to six years, with interest charged at the rate established by the Trustee for similar loans on the origination date. A loan administrative fee is deducted from the participant’s loan proceeds. Interest rates on loans outstanding as of December 31, 2021 and 2020 ranged from 3.25% to 9.25%. Notes receivable from participants are secured by the remaining balance in the participants' accounts and are reported based on net realizable value. Principal and interest are paid ratably through payroll deductions.
The Plan adopted certain provisions of the CARES Act, for the year ended December 31, 2020, which increased the maximum amount of plan loans to $100,000 or 100% of the participant’s account balance and allowed loan repayments to be suspended for up to one year without causing the loan to become delinquent and go into default.
Plan Termination - Although the Company has expressed no intent to discontinue the Plan, it has the right to do so at any time, subject to provisions set forth in ERISA. In the event of termination, the interests of affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in participant accounts.
Forfeited Accounts - As of December 31, 2021 and 2020, there was $154,220 and $91,740 of forfeited nonvested balance, respectively. During the year ended December 31, 2021, Company contributions were reduced by approximately $730,000 from forfeited nonvested accounts.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements of the Plan are prepared under the accrual method of accounting and in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Investment Valuation - Investments are recorded at fair value based upon the last traded or current bid prices in active markets. Where there are no readily available last traded or current bid prices, fair value estimation procedures used in determining asset values might cause differences from the values that would exist in a ready market due to the potential subjectivity in the estimates.
Income Recognition - Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2021 and 2020.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the reported amounts of changes in net assets available for benefits. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
In March 2020, the COVID-19 outbreak was declared a global pandemic. The COVID-19 pandemic adversely affected global economic growth, investment fund prices and common stock share prices. It is possible the COVID-19 pandemic could result in adverse impacts in the future. Plan management cannot reasonably estimate the full impact the COVID-19 pandemic could have on the Plan.
Administrative Expenses - Transfer taxes and brokerage expenses attributable to the Plan assets are charged to the applicable fund as a reduction of the return on that fund. Any other expenses incurred with respect to Plan administration are charged to participant accounts, where applicable, or are paid in such manner as the Company determines, and is in accordance with the Plan documents.
Payment of Benefits - Benefits are recorded when paid.
3.RELATED PARTY AND PARTIES-IN-INTEREST TRANSACTIONS

The Plan invests in BorgWarner Inc. common stock and makes loans to participants, which are permitted party-in-interest transactions. Certain investments are shares of mutual funds and other investments managed by an affiliate of the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the Trustee for Plan operations amounted to approximately $917,000 for the year ended December 31, 2021, and are included in administrative expenses. Fees paid by the Plan to the Trustee for investment management services were included as a reduction of return earned on each fund.
The Plan held approximately 1,864,664 and 2,215,405 shares of BorgWarner Inc. common stock of the Company at December 31, 2021 and 2020, respectively. These shares had a fair value of approximately $84 million and $86 million at December 31, 2021 and 2020, respectively. During the year ended December 31, 2021, the Plan recorded approximately $15 million of net appreciation in fair value and $1 million of dividend income related to the shares of BorgWarner Inc. common stock.

The costs and expenses incurred by the Trustee under the Plan and the fee charged by the Trustee are charged to the Plan. The Company has the right to be reimbursed each year from the Plan for the cost to the Company of bank fees and auditing fees.

4.TAX STATUS

The Plan obtained a favorable determination letter, dated January 24, 2018, in which the Internal Revenue Service (“IRS”) stated the Plan complied with applicable requirements of the IRC. The Plan has been amended since the last amendment covered by that letter; however, the fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the IRC. The fiduciaries of the Plan believe that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has not calculated a provision for income taxes for the Plan as of December 31, 2021 and 2020 and there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.FAIR VALUE MEASUREMENTS

Accounting Standards Codification (“ASC”) Topic 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair values as follows:

Level 1:    Observable inputs such as quoted prices for identical assets or liabilities in active markets;
Level 2:    Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3:    Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Plan assets are measured at fair value using the market approach, which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Following is a description of the valuation methodologies used for assets measured at fair value.
Collective Trust Funds - The Collective Trust Funds are valued at net asset value (“NAV”) of units held in the collective trust, which is used as a practical expedient to estimate fair value as of December 31, 2021 and 2020. The fair values of these investments are determined by reference to the respective funds’ underlying assets.

BorgWarner Inc. Common Stock Fund - The BorgWarner Inc. common stock fund is valued at the closing price reported on the New York Stock Exchange Composite Listing.

Mutual Funds - The Mutual Funds are investment vehicles stated at fair value based on quoted market prices. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The Mutual Funds held by the Plan are deemed to be actively traded.

Money Market Fund - The Money Market Fund invests in high-quality short-term securities and is considered an open-end mutual fund that is registered with the U.S. Securities and Exchange Commission. In accordance with Rule 2a-7 under the 1940 Act, the fund is valued at amortized cost method, which approximates fair value. This method of valuation is designed to enable the fund to price its shares at $1.00 per share, although the fund's share price may deviate from $1.00 per share.

Self-Directed Brokerage Accounts -The Self-Directed Brokerage Accounts primarily consist of equities, mutual funds, and exchange-traded funds. Equities are valued at the closing price reported in the active market in which the individual securities are traded. Mutual funds and exchange-traded funds are valued at quoted market prices.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables classify the Plan investments measured at fair value by level within the fair value hierarchy as of December 31, 2021 and 2020, respectively:

		Basis of Fair Value Measurements
(in thousands)	Balance at December 31, 2021	Quote Prices in Active Market for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
BorgWarner Inc. Common Stock Fund	$84,041	$84,041	$—	$—
Mutual Funds	225,906	225,906	—	—
Money Market Fund	1,316	—	1,316	—
Total Investments in the Fair Value Hierarchy	311,263	309,947	1,316	—
Investments Measured at NAV(a)	1,617,757	—	—	—
Total Investments at Fair Value	$1,929,020	$309,947	$1,316	$—

		Basis of Fair Value Measurements
(in thousands)	Balance at December 31, 2020	Quote Prices in Active Market for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
BorgWarner Inc. Common Stock Fund	$85,603	$85,603	$—	$—
Mutual Funds	178,016	178,016	—	—
Money Market Fund	665	—	665	—
Self-Directed Brokerage Account	40,411	40,411
Total Investments in the Fair Value Hierarchy	304,695	304,030	665	—
Investments Measured at NAV(a)	1,153,559	—	—	—
Total Investments at Fair Value	$1,458,254	$304,030	$665	$—

(a) Assets measured at NAV and therefore excluded from the fair value hierarchy.

The following table summarizes investments measured at fair value using the NAV per share practical expedient as of December 31, 2021 and 2020. There are no participant redemption restrictions for these investments. Were the Plan to initiate a full redemption of the collective trust funds, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner.

	Fair Value at December 31,
(in thousands)	2021	2020	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Collective trusts:
Artisan Partners Global Opportunities Trust; Tier 1	$30,567	$19,817	None	Daily	30 days
Fidelity Managed Income Portfolio II	—	32,229	None	Daily	12 months
Northern Trust Collective TIPS Index Fund Non Lending; Tier Two	19,446	12,967	None	Daily	30 days
Northern Trust Collective Aggregate Bond Index Fund; Non Lending Tier Two	90,997	84,651	None	Daily	30 days
Northern Trust Collective S&P 500 Index Fund; DC Non Lending Tier Three	418,983	320,950	None	Daily	30 days
Northern Trust Collective Russell 2000 Index Fund; DC Non Lending Tier Three	66,078	51,351	None	Daily	30 days
Vanguard Retirement Savings Trust III	148,585	123,834	None	Daily	12 months
Vanguard Target Retirement 2015 Trust I	21,576	—	None	Daily	30 days
Vanguard Target Retirement 2015 Trust II	—	16,801	None	Daily	30 days
Vanguard Target Retirement 2020 Trust I	73,131	—	None	Daily	30 days
Vanguard Target Retirement 2020 Trust II	—	55,287	None	Daily	30 days
Vanguard Target Retirement 2025 Trust I	152,521	—	None	Daily	30 days
Vanguard Target Retirement 2025 Trust II	—	74,037	None	Daily	30 days
Vanguard Target Retirement 2030 Trust I	190,303	—	None	Daily	30 days
Vanguard Target Retirement 2030 Trust II	—	90,190	None	Daily	30 days
Vanguard Target Retirement 2035 Trust I	113,363	—	None	Daily	30 days
Vanguard Target Retirement 2035 Trust II	—	70,080	None	Daily	30 days
Vanguard Target Retirement 2040 Trust I	96,838	—	None	Daily	30 days
Vanguard Target Retirement 2040 Trust II	—	65,027	None	Daily	30 days
Vanguard Target Retirement 2045 Trust I	62,057	—	None	Daily	30 days
Vanguard Target Retirement 2045 Trust II	—	46,043	None	Daily	30 days
Vanguard Target Retirement 2050 Trust I	50,675	—	None	Daily	30 days
Vanguard Target Retirement 2050 Trust II	—	34,763	None	Daily	30 days
Vanguard Target Retirement 2055 Trust I	39,912	—	None	Daily	30 days
Vanguard Target Retirement 2055 Trust II	—	24,089	None	Daily	30 days
Vanguard Target Retirement 2060 Trust I	18,536	—	None	Daily	30 days
Vanguard Target Retirement 2060 Trust II	—	8,945	None	Daily	30 days
Vanguard Target Retirement 2065 Trust I	3,378	—	None	Daily	30 days
Vanguard Target Retirement 2065 Trust II	—	1,705	None	Daily	30 days
Vanguard Target Retirement Income Trust I	20,811	—	None	Daily	30 days
Vanguard Target Retirement Income Trust II	—	20,793	None	Daily	30 days
	$1,617,757	$1,153,559

6.    SUBSEQUENT EVENTS
The Plan has evaluated subsequent events through June 21, 2022, the date the financial statements were issued and determined that no subsequent events have occurred requiring adjustments to the financial statements or disclosures.

SUPPLEMENTAL SCHEDULE

BORGWARNER INC. RETIREMENT SAVINGS PLAN

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021

EIN: 13-3404508
Plan Identification Number: 066

(In thousands, except for outstanding share amounts)

	(b)	(c)	(d)	(e)
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value and Number of Shares Outstanding	Cost**	Current Value
	MUTUAL FUNDS
	Cohen & Steers	Real Estate Securities Fund Class Z - 411,258 shares		$9,076
*	Vanguard	Mid-Cap Index Fund Institutional Shares - 1,745,727 shares		121,660
*	Vanguard	Total International Stock Index Fund - 695,839 shares		95,170
*	Vanguard	Federal Money Market Fund - 1,316,454 shares		1,316
	COLLECTIVE TRUSTS
	Artisan Partners	Global Opportunities Trust; Tier 1 - 728,643 shares		30,567
	Northern Trust	Collective TIPS Index Fund Non Lending; Tier Two - 145,041 shares		19,446
	Northern Trust	Collective Aggregate Bond Index Fund; Non Lending Tier Two - 598,273 shares		90,997
	Northern Trust	Collective S&P 500 Index Fund; DC Non Lending Tier Three - 922,951 shares		418,983
	Northern Trust	Collective Russell 2000 Index Fund; DC Non Lending Tier Three - 186,378 shares		66,078
*	Vanguard	Retirement Savings Trust III - 148,585,319 shares		148,585
*	Vanguard	Target Retirement 2015 Trust I - 322,506 shares		21,576
*	Vanguard	Target Retirement 2020 Trust I - 1,007,042 shares		73,131
*	Vanguard	Target Retirement 2025 Trust I - 2,016,136 shares		152,521
*	Vanguard	Target Retirement 2030 Trust I - 2,434,782 shares		190,303
*	Vanguard	Target Retirement 2035 Trust I - 1,386,539 shares		113,363
*	Vanguard	Target Retirement 2040 Trust I - 1,121,849 shares		96,838
*	Vanguard	Target Retirement 2045 Trust I - 700,027 shares		62,057
*	Vanguard	Target Retirement 2050 Trust I - 566,261 shares		50,675
*	Vanguard	Target Retirement 2055 Trust I - 365,764 shares		39,912
*	Vanguard	Target Retirement 2060 Trust I - 323,372 shares		18,536
*	Vanguard	Target Retirement 2065 Trust I - 95,791 shares		3,378
*	Vanguard	Target Retirement Income Trust I - 315,515 shares		20,811
	COMPANY STOCK FUND
*	BorgWarner	Company Stock Fund - 1,864,664 shares		84,041
	PARTICIPANT LOANS
*	Notes Receivable from Participants	Interest rates 3.25% to 9.25%; loan terms 6 months to 6 years		12,517
				$1,941,537
____________________________________
*    Denotes party-in-interest.
**    Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plan Name: BorgWarner Inc. Retirement Savings Plan

By:	/s/ Felecia Pryor
Name:	Felecia Pryor
Title:	Chairperson of Employee Benefits Committee

By:	/s/ Craig D. Aaron
Name:	Craig D. Aaron
Title:	Member of Employee Benefits Committee

By:	/s/ Kevin A. Nowlan
Name:	Kevin A. Nowlan
Title:	Member of Employee Benefits Committee

By:	/s/ Pieter A. Van Amersfoort
Name:	Pieter A. Van Amersfoort
Title:	Member of Employee Benefits Committee

Date: June 21, 2022

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm